

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Oscar Brown
Chief Financial Officer
FREYR Battery
22-24, Boulevard Royal
L -2449 Luxembourg
Grand Duchy of Luxembourg

      Re: FREYR Battery
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed February 27, 2023
            File No. 001-40581

Dear Oscar Brown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing